As filed with the Securities and Exchange Commission on August 14, 2013

Registration No. 333-184036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ZaZa Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	1311	45-2986089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1301 McKinney Street, Suite 2850
Houston, Texas 77010
(713) 595-1900

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Todd Alan Brooks
ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, Texas 77010
(713) 595-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

W. Mark Young
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200

Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this Registration Statement as the selling stockholders shall determine.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 14, 2013

Prospectus

27,226,223 Shares

ZAZA ENERGY CORPORATION

Common Stock

This prospectus relates to the resale of 27,226,223 shares of common stock of ZaZa Energy Corporation that may be offered and sold from time to time by the selling stockholders named in this prospectus.

The selling stockholders and their permitted transferees may offer and sell the shares from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the selling stockholders. The selling stockholders may sell the shares directly or through underwriters, brokers or dealers. The selling stockholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. See “Plan of Distribution” on page 13 for more information on this topic.

Our common stock is listed on the NASDAQ Capital Market under the symbol “ZAZA.” On August 13, 2013, the closing sale price of our common stock on the NASDAQ Capital Market was $1.10 per share.

Investing in our common stock involves risks, including those contained or incorporated by reference herein as described under “Risk Factors” on page 9 of this prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 14, 2013

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “ZaZa,” “we,” “us,” and “our” mean ZaZa Energy Corporation and its wholly owned subsidiaries (ZaZa Energy LLC and Toreador Resources Corporation) and each of their respective subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 being filed with the SEC under the Securities Act to register the resale by the selling stockholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at www.sec.gov. General information about us, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.zazaenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules) rather than filed:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on April 1, 2013;

•                  our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2013, as filed with the SEC on May 15, 2013, as amended by the Form 10-Q/A filed with the SEC on June 25, 2013; and for the fiscal quarter ended June 30, 2013, as filed with the SEC on August 14, 2013;

•                  our Current Reports on Form 8-K, as filed with the SEC on January 25, 2013, January 28, 2013, March 25, 2013, April 8, 2013; April 16, 2013; June 5, 2013; July 2, 2013 and July 31, 2013; and

•                  the description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form S-4 (Registration No. 333-177264), as amended, filed on January 10, 2012 pursuant to Rule 424(b)(3) under the Securities Act of 1933.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

ZaZa Energy Corporation

1301 McKinney Street, Suite 2850

Houston, Texas 77010

(713) 595-1900

Attn: Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act regarding our business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements. However, these are not the exclusive means of identifying forward-looking statements. Although forward-looking statements contained in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Further information about the risks and uncertainties that may impact us are described or incorporated by reference in “Risk Factors” beginning on page 9. You should read that section carefully. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or in documents incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read carefully the entire prospectus, including “Risk Factors” and the other information contained or incorporated by reference in this prospectus before making an investment decision.

Our Business

ZaZa Energy Corporation (“ZaZa”) is an independent exploration and production company focused on unconventional oil and gas resources, particularly tight oil plays. ZaZa has grown its existing property base by developing and exploring its acreage, purchasing new undeveloped leases, and acquiring oil and gas producing properties and drilling prospects.

ZaZa is a Delaware corporation formed for the purpose of being a holding company of both Toreador Resources Corporation, a Delaware corporation (“Toreador”), and ZaZa Energy LLC, a Texas limited liability company (“ZaZa LLC”), from and after completion of the Combination, as described below. Prior to the Combination on February 21, 2012, ZaZa had no assets and had not conducted any material activities other than those incident to its formation. However, upon the consummation of the Combination, ZaZa became the parent company of ZaZa LLC and Toreador.

On February 22, 2012 our common stock began trading on the NASDAQ Capital Market under the trading symbol “ZAZA”.

Creation of ZaZa Energy Corporation

On February 21, 2012, we consummated the combination (the “Combination”) of ZaZa LLC and Toreador, on the terms set forth in the Agreement and Plan of Merger and Contribution, dated August 9, 2011, and as subsequently amended (as amended, the “Merger Agreement”).

Pursuant to the Merger Agreement, (i) a wholly-owned subsidiary of ZaZa merged with and into Toreador (the “Merger”), with Toreador continuing as a surviving entity, (ii) the three former members of ZaZa LLC (the “ZaZa LLC Members”), holding 100% of the limited liability company interests in ZaZa LLC, directly and indirectly contributed all of such interests to ZaZa (the “Contribution”), and (iii) the holders of certain profits interests in ZaZa LLC contributed 100% of such interests to ZaZa (the “Profits Interests Contribution”). Upon the consummation of the Combination, Toreador and ZaZa LLC became our wholly-owned subsidiaries.

The Combination was treated as a reverse merger under the purchase method of accounting in accordance with GAAP. For accounting purposes, ZaZa LLC is considered to have acquired Toreador in the Combination. Under the purchase method of accounting, the assets and liabilities of Toreador were recorded at their respective fair values and added to those of ZaZa LLC in our financial statements.

At the effective time of the Merger, each share of common stock of Toreador issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive one share of ZaZa common stock, par value $0.01 per share (the “Common Stock”), which in the aggregate represented 25% of the issued and outstanding shares of Common Stock immediately after the consummation of the Combination (but without giving effect to the shares of Common Stock issuable upon exercise of the Warrants as discussed below).

Simultaneously with the consummation of the Merger, and pursuant to the Contribution Agreement dated August 9, 2011, among the ZaZa LLC Members and ZaZa (the “Contribution Agreement”), the ZaZa LLC Members contributed all of the direct or indirect limited liability company interests in ZaZa LLC to ZaZa in exchange for (i) a number of shares of Common Stock that, in the aggregate, represented 75% of the issued and outstanding shares of Common Stock immediately after the consummation of the Combination (but without giving effect to the shares of Common Stock issuable upon exercise of the Warrants as discussed below), and (ii) subordinated notes in an aggregate amount of $38.25 million issued to the ZaZa LLC Members as partial consideration for the Combination (the “Seller Notes”). In addition, as required under the terms of the Merger Agreement and the Contribution Agreement, we issued subordinated notes in an aggregate amount of $9.08 million to the individuals that own and control the ZaZa LLC Members, Todd Alan Brooks, Gaston L. Kearby and John E. Hearn Jr. (together, the “ZaZa Founders”), in respect of certain unpaid compensation amounts owing to the ZaZa Founders by ZaZa LLC (the “Compensation Notes”).

Immediately after the consummation of the Merger and Contribution, and pursuant to the Net Profits Interest Contribution Agreement, dated August 9, 2011, among ZaZa, ZaZa LLC and the holders of net profits interests in ZaZa LLC, the parties completed the Profits Interests Contribution pursuant to which ZaZa acquired their net profits interests from such holders in exchange for $4.8 million in cash.

Additionally, in connection with the Combination, we issued senior secured notes with a principal amount of $100 million maturing in 2017 (the “Senior Secured Notes”) in a private placement to a group of investors led by MSD Energy Partners, L.P. and Senator Investment Group LP.  As a result of prepayments in connection with the dissolution of our Hess joint venture and certain asset sales, discussed in more detail below, we had reduced the outstanding principal amount of the Senior Secured Notes to $33.2 million as of December 31, 2012. In connection with the issuance of the Senior Secured Notes, ZaZa also issued to the investors warrants to purchase an aggregate of approximately 26.3 million shares of our common stock at $3.15 per share (the “Warrants”) representing 20.6% of the outstanding shares of our common stock at the Closing of the Combination, on a fully diluted and on an as-converted basis. The Warrants expire in five years and are exercisable at any time after August 21, 2012. As a result of anti-dilution adjustments in connection with our issuance of $40 million of Convertible Senior Notes due 2017 in October 2012, the number of outstanding shares of our common stock represented by the Warrants was increased from 26,315,789 to 27,226,223 and the exercise price per share was reduced to $3.04 per share.  In connection with our recent amendment to the terms of the Senior Secured Notes, we agreed to reduce the exercise price on the Warrants to $2.00 per share.

ZaZa Energy, LLC

ZaZa LLC was formed in March 2009 primarily to acquire and develop unconventional oil and gas resources and was a privately-held company until February 21, 2012 when it was contributed to ZaZa as part of the Combination. ZaZa LLC was previously controlled by the ZaZa Founders who each beneficially owned one-third of the outstanding limited liability company interests of ZaZa LLC. ZaZa LLC’s operations have been concentrated in south Texas, including its exploration area in the core area of the Eagle Ford shale formation and in the eastern extension of the Eagle Ford/Woodbine formation, which we refer to as the “Eaglebine.”

ZaZa LLC’s initial exploration and production activities were undertaken primarily through a joint venture with Hess Corporation, which accumulated approximately 121,000 gross acres (approximately 11,500 net acres to ZaZa LLC).  ZaZa LLC operated the Hess joint venture properties during the first year of drilling, after which Hess had an election to take over operatorship. This provision enabled ZaZa LLC to build an operating track record during this first year of drilling. As operator of the Hess joint venture, ZaZa LLC successfully drilled and completed 18 Eagle Ford wells. Hess then elected to take over operatorship, and the transition from ZaZa LLC to Hess commenced in November 2011 and was expected to be completed in July 2012. In conjunction with the operatorship transition, Hess also made public announcements in the first quarter of 2012 indicating that Hess intended to pursue a drilling program in 2012-2013 that was slower than ZaZa LLC had anticipated. The combination of Hess taking over operatorship and the expectation that Hess would slow the drilling program led ZaZa LLC to negotiate an exit from the Hess joint venture in July 2012. As a result of this exit, ZaZa LLC relinquished the Cotulla Area and regained operational control of approximately 60% of the venture’s former acreage (totaling 72,000 net acres). Toreador also exited its joint venture with Hess in France, which had stalled due to French Governmental regulations on the development of unconventional resources.  This resulted in ZaZa converting its 50% working interest in the French exploration licenses to a 5% non-cost bearing revenue interest for up to #130 million in cash receipts.  In addition to the aforementioned land transitions in connection with the dissolution of the joint venture, ZaZa also received an aggregate of $84 million in cash from Hess.

ZaZa LLC also had accumulated approximately 82,000 gross acres (approximately 60,000 net acres) in the Eaglebine formation, which acreage was not part of its joint venture with Hess.  On March 29, 2012, ZaZa LLC entered into a transaction with Range Texas Production, LLC (“Range”), a subsidiary of Range Resources Corporation, to expand ZaZa’s position in the Eaglebine to a total holding of approximately 143,400 gross acres (98,520 net acres). Under the terms of the transaction, ZaZa LLC obtained a 75% working interest in the acquired acreage; was designated as operator; committed to drill one well; was obligated and satisfied its obligation to commence operations on the commitment well on or before August 1, 2012; and committed to and made two cash payments to Range. After a casing collar failure on the commitment well, Range granted ZaZa LLC an extension to drill a substitute well, which is scheduled for the third quarter of 2013.

Toreador Resources Corporation

Prior to the Combination, Toreador was a publicly held independent energy company engaged in the exploration and production of crude oil with interests in developed and undeveloped oil properties in the Paris Basin, France. At the time of the Combination, Toreador operated solely in the Paris Basin and its operations consisted of (i) a joint venture with Hess Corporation in the Paris Basin focused on unconventional resources; and (ii) conventional Paris Basin assets held by ZaZa Energy France SAS.

The unconventional resource joint venture with Hess stalled due to French governmental regulations.  ZaZa ended the Hess Paris venture in July 2012 by exchanging its 50% working interest in the Paris Basin exploration licenses it held together with Hess for a 5% cost-free revenue interest in such licenses, in which the total proceeds relating thereto to ZaZa are capped at $130 million.  Following ZaZa’s exit from the unconventional resource play in France, ZaZa divested its Paris Basin conventional assets in December 2012 through the sale of 100% of the shares in ZaZa Energy France SAS to Vermillion REP SAS, a wholly-owned subsidiary of Vermillion Energy Inc., for a net sales price of approximately $76 million.  At the end of 2012, ZaZa’s only exploration and production asset in France was the Hess royalty interest, which is held by ZaZa.

Recent Development in Business Relationships

After the termination of the Hess joint venture and the disposition of its French oil and gas properties, ZaZa’s principal assets were approximately 66,000 net acres in the Eagle Ford core and approximately 89,000 net acres in the Eaglebine. The Company’s strategic objectives since then have focused on executing drilling operations to further appraise its acreage and evaluating joint venture opportunities to realize its development.  Since the dissolution of the Hess joint ventures, ZaZa has drilled two wells in the Eaglebine and one well in the Eagleford and has entered into the joint venture with EOG Resources, Inc. described below.

Eaglebine Joint Venture with EOG

On March 21, 2013, we entered into a Joint Exploration and Development Agreement with EOG Resources, Inc., (“our counterparty”), for the joint development of certain of our Eaglebine properties located in Walker, Grimes, Madison, Trinity, and Montgomery Counties, Texas.  Under this agreement, we and our counterparty will jointly develop up to approximately 100,000 gross acres (approximately 73,000 net acres) that ZaZa currently owns in the Eaglebine trend in these counties.  Our counterparty will act as the operator and will pay us certain cash amounts, bear 100% of the drilling and completion costs of certain specified wells, and a portion of our share of any additional seismic or well costs in order to earn their interest in these properties.  Generally, ZaZa will retain a 25% working interest, our counterparty will earn a 75% working interest in the acreage, subject to the agreement, that is currently 100% owned by ZaZa.  ZaZa will retain a 25% working interest, our counterparty will earn a 50% working interest, and Range will retain a 25% working interest in the acreage that is currently owned 75% by ZaZa and 25% by Range, subject to the terms of our agreement with Range.  This joint development will be divided into three phases.

The first phase commenced on April 2, 2013.  In this phase we transferred 20,000 net acres, approximately 15,000 of which came from our joint venture with Range, to our counterparty in exchange for a cash payment by our counterparty to us of $10 million and an obligation of our counterparty to drill and pay 100% of the drilling and completion costs of three wells.  The second of these three wells to be drilled will be the substitute well that we are required to drill pursuant to our agreement with Range described above.  Drilling operations on the third well in the first phase of joint development with our counterparty must be commenced by our counterparty before December 31, 2013.

Within 60 days of completion of the third well under the first phase, our counterparty will have the option to elect to go forward with the second phase of the joint development.  If they so elect, we will transfer an additional 20,000 net acres to our counterparty in exchange for a cash payment of $20 million, an obligation of our counterparty to drill and pay 100% of the drilling and completions costs of an additional three wells, and an obligation of our counterparty to pay for up to $1.25 million of ZaZa’s share of additional costs for seismic or well costs.

Within 60 days of completion of the second phase, our counterparty will have the option to elect to go forward with the third phase of the joint development.  If they so elect, we will transfer an additional 15,000 net acres to our counterparty in exchange for a cash payment of $20 million, an obligation of our counterparty to drill and pay 100% of the drilling and completion costs of an additional three wells, and an obligation of our counterparty to pay for up to $1.25 million of ZaZa’s share of additional costs for seismic or well costs.

Sale of Moulton acreage (collectively “Moulton Transactions”)

ZaZa entered into an agreement on June 27, 2013 to sell approximately 10,000 net acres of our properties in the Eagle Ford trend located in Fayette, Gonzalez and Lavaca Counties, Texas, which we refer to as our Moulton properties, including seven producing wells located on the Moulton properties, for approximately $28.8 million.  We closed this transaction on July 26, 2013 and received cash proceeds of $29.3 million, inclusive of the $1.4 million deposit. We used $1.8 million to pay down our Senior Secured Notes reducing the principal balance to $26.8 million.

On April 5, 2013 the Company closed a purchase and sale agreement and sold certain of its properties in the Eagle Ford trend located in Fayette, Gonzalez and Lavaca Counties, Texas, for approximately $9.2 million. Net proceeds from the sale, after closing purchase price adjustments and expenses were approximately $8.8 million. We used approximately $4.6 million of the proceeds to pay down our Senior Secured Notes.

Reduction in workforce

In April 2013, ZaZa announced a significant reduction in workforce and terminated approximately 37 employees and contractors, and closed offices in Corpus Christi and Dallas.  The reduction was a business decision to reduce G&A expenses.  The Company recorded severance expenses of approximately $3.9 million in the second quarter of 2013.

Strategy

ZaZa’s strategy is to identify prospective unconventional acreage, appraise such acreage and then realize the development of high-graded units through a combination of self-funded development and joint ventures.  To this end, ZaZa maintains a team of technical and commercial personnel with experience in unconventional resources.  ZaZa’s operations in the Hess venture demonstrated a track record of identifying prospective unconventional acreage, acquiring material land positions, and appraising and developing such acreage as its operator.  As ZaZa evaluates additional joint venture opportunities with other companies, ZaZa will evaluate whether a transition of operatorship to the joint venture partner is appropriate.  When transition occurs, ZaZa can then redeploy its personnel to acquisition of new acreage, the development of its self-funded acreage and/or the delineation of other areas that it is considering for joint ventures.

Internet Address/Availability of Reports

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are made available free of charge on our website at www.zazaenergy.com as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the SEC.

Principal Executive Offices

Our principal executive offices are located at 1301 McKinney Street, Suite 2850, Houston, Texas 77010, and our telephone number is (713) 595-1900. Our website address is www.zazaenergy.com. However, information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

THE OFFERING

Common stock to be registered for sale by the Selling Stockholders	27,226,223 shares of common stock.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

NASDAQ Trading Symbol	ZaZa

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors.”

RISK FACTORS

An investment in our common stock is subject to numerous risks, including the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, which are incorporated by reference herein.

You should carefully consider these risks, along with the information provided elsewhere in this prospectus and the documents we incorporate by reference in this prospectus before investing in the common stock. You could lose all or part of your investment in the common stock.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth the unaudited pro forma consolidated financial statements of ZaZa after giving effect to the sale of the Moulton properties as of June 30, 2013.  These unaudited pro forma consolidated financial statements are not necessarily indicative of the financial results that would have occurred if the sale of the Moulton properties had taken place on the dates indicated, nor are they indicative of the future results of ZaZa.  These unaudited pro forma financial statements should be read in conjunction with ZaZa’s audited consolidated financial statements for the year ended December 31, 2012 and ZaZa’s unaudited financial statements as of and for the six months ended June 30, 2013, each of which is incorporated by reference into this prospectus from ZaZa’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, respectively.

PRO FORMA CONSOLIDATED BALANCE SHEET

(In thousands, except share data)

AS OF JUNE 30, 2013

	Historical	Pro Forma Adjustments		Pro Forma
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,186	$25,457	A	$28,643
Restricted cash	1,147	—		1,147
Accounts receivable	1,908	—		1,908
Assets held for sale, net	29,372	(29,372	)B	—
Prepayments and other current assets	1,262	—		1,262
Total current assets	36,875	(3,915)		32,960

Property and equipment:
Oil and gas properties, successful efforts method	51,787	—		51,787
Furniture and fixtures	1,855	—		1,855
Total property and equipment	53,642	—		53,642
Accumulated depletion, depreciation and amortization	(2,285)			(2,285)
Property and equipment, net	51,357	—		51,357

Restricted cash	15,000	—		15,000
Assets held for sale, net	2,938	—		2,938
Other assets	2,536	—		2,536

Total assets	$108,706	$(3,915)		$104,791

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable - trade	$13,611	$—		$13,611
Accrued liabilities	13,512	(1,438	)A	12,074
Deferred income taxes	—	—		—
Senior Secured Notes, net of discount	11,304	(1,530	)C	9,774
Convertible Senior Notes, net of discount	—	—		—
Embedded conversion options associated with Convertible Senior Notes	—	—		—
Income taxes payable	1,364	—		1,364
Total current liabilities	39,791	(2,968)		36,823

Long-term accrued liabilities	1,120	—		1,120
Asset retirement obligations	187	—		187
Deferred income taxes	6,441	—		6,441
Long-term payable - related parties	4,128	—		4,128
Senior Secured Notes, net of discount	12,353	—		12,353
Convertible Senior Notes, net of discount	26,594	—		26,594
Subordinated notes	47,330	—		47,330
Warrants associated with Senior Secured Notes	20,512	—		20,512
Embedded conversion options associated with Convertible Senior Notes	8,007	—		8,007
Total liabilities	166,463	(2,968)		163,495

Stockholders’ equity (deficit):
Common stock, $0.01 par value, 250,000,000 shares authorized; 105,710,443 and 102,519,001 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	1,057	—		1,057
Additional paid-in capital	106,385	—		106,385
Accumulated retained deficit	(165,074)	(947	)B	(166,021)
Accumulated other comprehensive income (loss)	(125)	—		(125)
Total stockholders’ equity (deficit)	(57,757)	(947)		(58,704)

Total liabilities and stockholders’ equity (deficit)	$108,706	$(3,915)		$104,791

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share data)

FOR THE SIX MONTHS ENDED JUNE 30, 2013

	Historical	Pro Forma Adjustments		Pro Forma
Revenues and other income:
Oil and gas revenues	$5,164	$(4,144	)D	$1,020
Other income	—			—
Total revenues and other income	5,164	(4,144)		1,020

Operating costs and expenses:
Lease operating expense	939	(556	)D	383
Depreciation, depletion, amortization, and accretion	2,291	(1,158	)D	1,133
Impairment of oil and gas properties	93,145	—		93,145
General and administrative	19,412	—		19,412
Total operating costs and expenses	115,787	(1,714)		114,073

Operating income (loss)	(110,623)	(2,430)		(113,053)

Other expenses:
Foreign currency exchange (gain) loss	15	—		15
Loss on extinguishment of debt	16,163	(229	)C	15,934
Interest expense, net	6,887	(394	)C	6,493
(Gain) loss on fair value of warrants	(18,422)	—		(18,422)
(Gain) loss on fair value of embedded conversion option	(13,375)	—		(13,375)
Total other expenses (income)	(8,732)	(623)		(9,355)

Loss from continuing operations before income taxes	(101,891)	(1,807)		(103,698)
Income tax expense (benefit)	(40,832)	(632	)D	(41,464)
Income (loss) from continuing operations	(61,059)	(1,175)		(62,234)
Income (loss) from discontinued operations, net of taxes	33	—		33
Net income (loss)	$(61,026)	$(1,175)		$(62,201)

Basic income (loss) per share:
Continuing operations	$(0.59)	$(0.02)		$(0.61)
Discontinued operations	—	—		—
Total basic income (loss) per share	$(0.59)	$(0.02)		$(0.61)

Diluted income (loss) per share:
Continuing operations	$(0.59)	$(0.02)		$(0.61)
Discontinued operations	—	—		—
Total diluted income (loss) per share	$(0.59)	$(0.02)		$(0.61)

Weighted average shares outstanding:
Basic	102,663			102,663
Diluted	102,663			102,663

Consolidated Statement of Comprehensive Loss
Net income (loss)	$(61,026)	$(1,175)		$(62,201)
Foreign currency translation, net of taxes	(157)	—		(157)
Comprehensive income (loss)	$(61,183)	$(1,175)		$(62,358)

The unaudited pro forma consolidated statements of income for the six months ended June 30, 2013 have been prepared as though the sale of the Moulton properties had occurred on January 1, 2013.  The unaudited pro forma consolidated balance sheet at June 30, 2013 has been prepared as though the divestiture had occurred on June 30, 2013. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the divestiture.  In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited pro forma financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of ZaZa Energy Corporation would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Pro forma adjustments A.

Pro forma adjustments A relates to the cash received for the Moulton transaction of approximately $29.3 million offset by pre-payment requirements of the Senior Secured Notes of approximately $2.4 million resulting in a net cash increase of approximately $26.9 million.  Additionally, the accrued liability of $1.4 million related to the cash deposit which was received in June 2013 was eliminated.

Pro forma adjustments B.

Pro forma adjustments B relate to the elimination of the Moulton assets that were classified as current assets held for sale in the amount of approximately $29.4 million.

Pro forma adjustments C.

Pro forma adjustments C relates to the required prepayment of the Senior Secured Notes. The difference between the cash amount paid of approximately $2.4 million and reduction in the principal of $1.8 million, or $1.5 million net of discount, relates to prepaid interest and penalties totaling approximately $0.6 million.

Pro forma adjustments D.

Pro forma adjustments D are to eliminate the impact of the Moulton properties on revenue, lease operating expenses, depreciation, depletion and amortization, accretion expense and income taxes at the federal tax rate for the U.S. for the six months ended June 30, 2013.

USE OF PROCEEDS

The shares of common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

On February 21, 2012, we entered into the Securities Purchase Agreement with MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, Winmill Investments LLC, O-CAP Offshore Master Fund, L.P., O-CAP Partners, L.P., Permal Talara Ltd., Blackwell Partners, LLC, Talara Master Fund, Ltd. and Capital Ventures International, pursuant to which we issued to such investors the Senior Secured Notes and the Warrants to purchase an aggregate of 26,315,789 shares of our common stock, par value $0.01 per share, at an exercise price of $3.15 per share. On October 16, 2012, ZaZa issued Convertible Notes which triggered certain anti-dilution provisions in the Warrants, resulting in the number of outstanding shares of our common stock represented by such Warrants increasing from 26,315,789 to 27,226,223 on an as-converted and fully-diluted basis and a decrease in the exercise price to $3.04 per share. In connection with our recent amendment to the terms of the Senior Secured Notes discussed elsewhere, we agreed to reduce the exercise price on the Warrants to $2.00 per share and the exercise period was extended by three years.  The Warrants were issued in a private placement made in reliance upon applicable exemptions from registration under Section 4(a)(2) and Regulation D of the Securities Act. The Warrants expire in five years and are exercisable at any time after the six month anniversary of the issuance date. Pursuant to the SPA, we granted registration rights to each of the investors with respect to the Warrants.

Pursuant to the terms of the SPA, we are required to file the registration statement of which this prospectus is a part with the SEC and maintain its effectiveness for specified periods in order to register the offers and sales by the selling stockholders of the shares of common stock offered hereby. Pursuant to the SPA, we have agreed to indemnify each selling stockholder against certain liabilities, including liabilities under the Securities Act.

The following table sets forth information regarding the selling stockholders and the number of shares of common stock each selling stockholder is offering. The information included in the table as to the selling stockholders has been furnished to us by or on behalf of the selling stockholders for inclusion in this prospectus. The selling stockholders identified below may have sold, transferred, or otherwise disposed of some or all of their securities since the date as of which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act and of which we are not aware. The term “selling stockholder” includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling stockholders as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of this prospectus. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders. The percentage ownership data is based on 105,837,824 shares of our common stock issued and outstanding as of August 7, 2013.

We have been advised by the selling stockholders that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. We have also been advised by the selling stockholders that they purchased the securities being registered in the ordinary course of business, and not for resale, and that they had, at the time of purchase, no agreements or understandings, directly or indirectly, with any person to distribute such securities.

To our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of securities described below.

	Number of Shares		Number of	Shares of Common
	of Common Stock		Shares of	Stock Beneficially
	Beneficially		Common Stock	Owned After this
	Owned Prior to		Being Offered	Offering
Name of Selling Stockholder (1)	the Offering		Hereby	Number	Percent
MSDC ZEC Investments, LLC(2)	10,890,490	(3)	10,890,490	0	—
Senator Sidecar Master Fund LP(4)	12,251,800	(5)	12,251,800	0	—
Winmill Investments LLC(6)	408,394	(7)	408,394	0	—
O-CAP Offshore Master Fund, L.P.(8)	285,876	(9)	285,876	0	—
O-CAP Partners, L.P.(10)	394,780	(11)	394,780	0	—
Permal Talara Ltd.(12)	435,620	(13)	435,620	0	—
Blackwell Partners, LLC(14)	585,363	(15)	585,363	0	—
Talara Master Fund, Ltd.(16)	340,327	(17)	340,327	0	—
Capital Ventures International(18)	1,633,573	(19)	1,633,573	0	—

*                                         Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)                                 Throughout this prospectus, when we refer to the “selling stockholders,” we mean the persons listed in the table above, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests, and when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring to the 27,226,223 shares of our common stock issuable upon the exercise of the warrants issued in the private placement described in our Current Report on Form 8-K dated February 22, 2012.

(2)                                 We have been advised that MSD Energy Partners, L.P. is the sole member of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC ZEC Investments, LLC. MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Energy Partners, L.P. MSDC Management, L.P. is the sole manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC ZEC Investments, LLC. MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC Management, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP), LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the securities beneficially owned by MSDC Management (GP), LLC. Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr. Fuhrman, Mr. Phelan, Mr. Lisker, MSDC Management (GP), LLC, MSD Energy Partners, L.P., MSDC Management, L.P. and MSDC ZEC Investments, LLC is 645 Fifth Avenue, 21st Floor, New York, NY 10022.

(3)                                 Includes 10,890,490 shares of common stock issuable upon the exercise of warrants.

(4)                                 We have been advised that Senator Investment Group LP, a Delaware limited partnership, is the investment adviser to Senator Sidecar Master Fund LP and, as such, Senator Investment Group LP has voting and dispositive power over the ordinary shares held by Senator Sidecar Master Fund LP. Alexander Klabin and Douglas Silverman are the Co-Chief Executive Officers of Senator Investment Group LP and may be deemed to have voting and dispositive power over the ordinary shares held by Senator Sidecar Master Fund LP. Each of Mr. Klabin and Mr. Silverman expressly disclaims beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr.

Klabin, Mr. Silverman, Senator Investment Group LP and Senator Sidecar Master Fund LP is 510 Madison Avenue, 28th Floor, New York, NY 10022.

(5)                                 Includes 12,251,800 shares of common stock issuable upon the exercise of warrants.

(6)                                 We have been advised that each of David S. Winter and David J. Millstone is a member of Winmill Investments LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the securities beneficially owned by Winmill Investments LLC. The address for each of Mr. Winter, Mr. Millstone and Winmill Investments LLC is 9 West 57th Street, 30th Floor, New York, NY 10019.

(7)                                 Includes 408,394 shares of common stock issuable upon the exercise of warrants.

(8)                                 We have been advised that O-CAP Management, L.P., a Delaware limited partnership, is the Investment Manager to O-CAP Offshore Master Fund, L.P. and, as such, O-CAP Management, L.P. has voting and dispositive power over the ordinary shares held by O-CAP Offshore Master Fund, L.P. Michael E. Olshan and Jared S. Sturdivant are executive officers of O-CAP Management, L.P. and may be deemed to have voting and dispositive power over the ordinary shares held by O-CAP Offshore Master Fund, L.P. Each of Mr. Olshan and Mr. Sturdivant expressly disclaims beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr. Olshan, Mr. Sturdivant, O-CAP Management, L.P. and O-CAP Offshore Master Fund, L.P. is 712 Fifth Avenue, 26th Floor, New York, NY 10019.

(9)                                 Includes 285,876 shares of common stock issuable upon the exercise of warrants.

(10)                          We have been advised that O-CAP Management, L.P., a Delaware limited partnership, is the Investment Manager to O-CAP Partners, L.P. and, as such, O-CAP Management, L.P. has voting and dispositive power over the ordinary shares held by O-CAP Partners, L.P. Michael E. Olshan and Jared S. Sturdivant are executive officers of O-CAP Management, L.P. and may be deemed to have voting and dispositive power over the ordinary shares held by O-CAP Partners, L.P. Each of Mr. Olshan and Mr. Sturdivant expressly disclaims beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr. Olshan, Mr. Sturdivant, O-CAP Management, L.P. and O-CAP Partners, L.P. is 712 Fifth Avenue, 26th Floor, New York, NY 10019.

(11)                          Includes 394,780 shares of common stock issuable upon the exercise of warrants.

(12)                          We have been advised that Talara Capital Management, LLC is the investment manager to certain funds and accounts and, as such, Talara Capital Management, LLC has voting or dispositive power over all shares beneficially owned by such funds and accounts. David Zusman, in his capacity as the managing member of Talara Capital Management, LLC is deemed to have beneficial ownership of all such shares. However, Mr. Zusman expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Zusman and Talara Capital Management, LLC is 900 Third Avenue, New York, New York 10022.

(13)                          Includes 435,620 shares of common stock issuable upon the exercise of warrants.

(14)                          We have been advised that Talara Capital Management, LLC is the investment manager to certain funds and accounts and, as such, Talara Capital Management, LLC has voting or dispositive power over all shares beneficially owned by such funds and accounts. David Zusman, in his capacity as the managing member of Talara Capital Management, LLC is deemed to have beneficial ownership of all such shares. However, Mr. Zusman expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Zusman and Talara Capital Management, LLC is 900 Third Avenue, New York, New York 10022.

(15)                          Includes 585,363 shares of common stock issuable upon the exercise of warrants.

(16)                          We have been advised that Talara Capital Management, LLC is the investment manager to certain funds and accounts and, as such, Talara Capital Management, LLC has voting or dispositive power over all shares beneficially owned by such funds and accounts. David Zusman, in his capacity as the managing member of Talara Capital Management, LLC is deemed to have beneficial ownership of all such shares. However, Mr. Zusman expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Zusman and Talara Capital Management, LLC is 900 Third Avenue, New York, New York 10022.

(17)                          Includes 340,327 shares of common stock issuable upon the exercise of warrants.

(18)                          We have been advised that Heights Capital Management, Inc. is the investment manager to Capital Ventures International and, as such, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Kobinger and Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111, and the address for Capital Ventures International is One Capitol Place, P.O. Box 1787 GT, Grand Cayman, Cayman Islands, British West Indies. Capital Ventures International is affiliated with one or more FINRA members, none of which is currently expected to participate in the sale pursuant to the prospectus contained in the Registration Statement of Shares purchased by the Investor in this Offering.

(19)                          Includes 1,633,573 shares of common stock issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus may be sold by the selling stockholders or their transferees from time to time in:

•                  transactions in the over-the-counter market, the NASDAQ Capital Market, or on one or more exchanges on which the securities may be listed or quoted at the time of sale;

•                  negotiated transactions;

•                  transactions otherwise than on the NASDAQ Capital Market or stock exchanges;

•                  underwritten offerings;

•                  distributions to equity security holders, partners or other stockholders of the selling stockholders;

•                  through the writing of options, whether such options are listed on an options exchange or otherwise; or

•                  through a combination of these methods of sale.

The selling stockholders may sell the shares of our common stock at:

•                  fixed prices which may be changed;

•                  market prices prevailing at the time of sale;

•                  prices related to prevailing market prices;

•                  negotiated prices; or

•                  any other method permitted by law.

In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agent participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealer or agent, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Direct Sales, Agents, Dealers and Underwriters

The selling stockholders or their transferees may effect transactions by selling the shares of common stock in any of the following ways:

•                  directly to purchasers; or

•                  to or through agents, dealers or underwriters designated from time to time.

Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

Regulation M

The selling stockholders and any other persons participating in the sale or distribution of the shares are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Supplements

To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law

Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses, Indemnification

We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling stockholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholders will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with, and declared effective by, the SEC.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of ZaZa Energy Corporation appearing in ZaZa Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about ZaZa Energy Corporation’s ability to continue as a going concern as described in Note 3 to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                          Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered. The selling stockholders will pay all brokerage commissions, underwriting discounts and commissions, transfer taxes and other similar selling expenses, if any, associated with their sales of the shares. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$7,594.71
Printing expenses	7,500
Transfer agent and registrar fees	5,000
Accounting fees and expenses	65,000
Legal fees and expenses	20,000
Total	$105,094.71

Item 14.                          Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Section 145(j) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. In accordance with Section 102(b)(7) of the DGCL, our Restated Certificate of Incorporation contains a provision that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, subject to the limitations of Section 102(b)(7).

We indemnify and hold harmless all past and present directors and officers of Toreador and ZaZa and their respective subsidiaries, and advance to such persons their legal and other expenses, subject to an undertaking by such person to reimburse ZaZa all advanced amounts in the event of a final non-appealable determination by a court that such person was not entitled to such advancement. In addition, we have entered into indemnity agreements with our present directors and certain of our executive officers. The indemnity agreements will supplement existing indemnification provisions in our Restated Certificate of Incorporation and Amended and Restated Bylaws, and generally provide for the indemnification of all liabilities, costs and expenses incurred by our directors and executive officers in connection with the performance of their duties for ZaZa, subject to certain customary exclusions. The indemnity agreements also provide for the reimbursement of expenses any such person incurs as a witness in connection with a proceeding involving ZaZa and the advancement of expenses during any proceeding prior to a final resolution as long as such person agrees to return such funds if it is determined that they were not entitled to indemnification under the indemnity agreements. The indemnity agreements also establish customary procedures to determine whether a person is entitled to indemnification, including by the appointment of an independent counsel to evaluate such person’s claim to indemnification.

We maintain insurance policies that provide coverage to our directors and officers against certain liabilities.

Item 15.                          Recent Sales of Unregistered Securities.

On February 21, 2012, ZaZa issued the Warrants at an exercise price of $3.15 per share, to MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, Winmill Investments LLC, O-CAP Offshore Master Fund, L.P., O-CAP Partners, L.P., Permal Talara Ltd., Blackwell Partners, LLC, Talara Master Fund, Ltd. and Capital Ventures International. The Warrants were issued in a private placement in reliance upon applicable exemptions from registration under Section 4(a)(2) and Regulation D of the Securities Act. On October 22, 2012, ZaZa issued Convertible Notes which triggered certain anti-dilution provisions in the Warrants, resulting in the number of outstanding shares of our common stock represented by such Warrants increasing from 26,315,789 to 27,226,223 on an as-converted and fully-diluted basis.  In connection with our recent amendment to the terms of the Senior Secured Notes, we agreed to reduce the exercise price on the Warrants to $2.00 per share.

On February 21, 2012, ZaZa issued senior secured notes (the “Secured Notes”) in the aggregate principal amount of $100 million to MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, Winmill Investments LLC, O-Cap Offshore Master Fund, L.P., O-CAP Partners, L.P., Permal Talara Ltd., Blackwell Partners, LLC, Talara Master Fund, Ltd. and Capital Ventures International. The Secured Notes were issued in a private placement in reliance upon applicable exemptions from registration under Section 4(a)(2) and Regulation D of the Securities Act.

The Warrants expire in eight years and are exercisable at any time after the six month anniversary of the issuance date. The Warrants contain a cashless exercise provision and become exercisable at the option of the holder at any time beginning August 17, 2012. ZaZa can force exercise of the Warrants at any time beginning February 21, 2015 if the daily VWAP of our common stock is, at the time of such conversion, greater than or equal to $10.00 per share for the prior 45 consecutive trading day period. The Warrants expire at 5:00 p.m., Central time, on February 21, 2017. The exercise price of the Warrants is $3.15 per share, subject to certain anti-dilution protections, including, but not limited to, stock splits and stock dividends, and below strike price or below market price issuances. The Warrants also prohibit the payment of cash dividends for so long as the Warrants remain outstanding. In addition, until January 21, 2017, a holder of Warrants will not be entitled to receive shares of our common stock upon exercise of such warrants to the extent that such receipt would result in the holder becoming a “beneficial owner” (as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of a number of shares of our common stock exceeding a maximum percentage of the total number of shares of our common stock then outstanding, unless such limitation has been terminated with 61 days’ notice from the holder. The maximum percentage of our common stock that a holder of a Warrant may beneficially own is initially 5% but may be increased to 10% for so long as such holder plus any other person with which such holder is considered to be part of a group under Section 13 of the Exchange Act or with which such holder otherwise files reports under Sections 13 or 15 of the Exchange Act beneficially owns in excess of 5% of the then-outstanding shares of our common stock (excluding shares issuable under Warrants or any other convertible security having a similar limitation). Upon the occurrence of a fundamental change as set forth in the Warrants, ZaZa will make an offer to repurchase all Warrants at the option value of the Warrant using Black-Scholes calculation methods and making certain assumptions described in the Black-Scholes methodology as set forth in the Warrants. The Purchasers entered into lock-up agreements with respect to sales (including hedging) of the Warrants for a period of 180 days from the date of the SPA.

On October 22, 2012, the Company issued $40 million aggregate principal amount of Convertible Notes to 683 Capital Partners, LP, Adage Capital Management L.P., Advanced Series Trust—AST Academic Strategies Asset, Aegis Financial Corporation, AQR Funds—AQR Diversified Arbitrage Fund, AQR Opportunistic Premium Offshore Fund, L.P., AQR UCITS Funds—AQR Convertible Opportunities, Aristeia Master L.P., Citadel Equity Fund Ltd., CNH Diversified Opportunities Master Account, L.P., DCF Partners, LP, Graham Macro Strategic Ltd., Nokota Capital Master Fund, L.P., Pacific Capital Management LLC, Polar Capital Partners Convertible Fund Ltd., Zazove Associates, LLC. The Convertible Notes were issued in a private placement in reliance upon applicable exemptions from registration under Section 4(a)(2) of and Regulation D under the Securities Act. The Convertible Notes were sold at a price of $950 for each $1,000 original principal amount thereof, for aggregate gross proceeds of $38 million.

Item 16.                          Exhibits and Financial Statement Schedules.

The exhibits listed on the Exhibit Index to this registration statement are hereby incorporated by reference.

Item 17.                          Undertakings.

A.                                    The undersigned registrant hereby undertakes:

(1)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2)                                 That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.                                    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.                                    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 14, 2013.

ZaZa ENERGY CORPORATION

By:	/s/ Todd A Brooks
Todd Alan Brooks
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities indicated below on August 14, 2013.

	Signature	Title

	/s/ Todd A. Brooks	Director, President and Chief Executive
	Todd A. Brooks	(principal executive officer)

	*	Director
Travis H. Burris

	*	Director
A. Haag Sherman

	*	Director
Gaston L. Kearby

	*	Director
John E. Hearn, Jr.

	*	Director
Herbert C. Williamson III

	/s/ Ian H. Fay	Chief Financial Officer
	Ian H. Fay	(principal financial officer)

	/s/ Paul F. Jansen	Chief Accounting Officer
	Paul F. Jansen	(principal accounting officer)

* By:	/s/ Ian H. Fay
Ian H. Fay
Attorney-in-fact

EXHIBITS

Number	Exhibit Title
*1.1	Underwriting Agreement.

3.1	Restated Certificate of Incorporation of ZaZa Energy Corporation (incorporated by reference to Exhibit 3.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

3.2	Amended and Restated Bylaws of ZaZa Energy Corporation (incorporated by reference to Exhibit 3.2 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.1

Securities Purchase Agreement, dated as of February 21, 2012, by and among ZaZa Energy Corporation and purchasers thereunder, including MSDC ZEC Investments, LLC and Senator Sidecar Master Fund LP (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.2

Amendment and Waiver, dated June 8, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

4.3

Waiver and Amendment No. 2, dated July 25, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 10.7 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

4.4

Waiver and Amendment No. 3, dated October 16, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 4.4 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.5

Amendment No. 4, dated December 17, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed December 21, 2012).

4.6

Form of Secured Notes issued pursuant to the Securities Purchase Agreement, dated as of February 21, 2012, by and among ZaZa Energy Corporation and purchasers thereunder, including MSDC ZEC Investments, LLC and Senator Sidecar Master Fund LP (incorporated by reference to Exhibit 4.2 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.7

Form of Warrant to Purchase Shares of Common Stock of ZaZa Energy Corporation, dated February 21, 2012 (incorporated by reference to Exhibit 4.3 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.8

Form of Amended Warrant issued in replacement of warrants originally issued February 21, 2012 to the purchasers under the Secured Purchase Agreement, dated February 21, 2012, as amended (incorporated by reference to Exhibit 4.5 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.9

Form of Registration Rights Letter, dated February 22, 2012, by and among ZaZa Energy Corporation and certain purchasers (incorporated by reference to Exhibit 4.5 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.10

Restricted Stock Agreement, dated September 17, 2012, between ZaZa Energy Corporation and Ian H. Fay (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on September 21, 2012).

4.11

Form of Note Purchase Agreement, dated as of October 16, 2012, by and among ZaZa Energy Corporation and purchasers thereunder (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Current

Number	Exhibit Title
Report on Form 8-K filed October 22, 2012).

4.12

Indenture, dated as of October 22, 2012, by and among ZaZa Energy Corporation, the Guarantors named therein, and Wilmington Trust, National Association, as trustee thereunder (incorporated by reference to Exhibit 4.2 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.13	Form of 9% Convertible Senior Notes due 2017 of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.3 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.14

Form of Restricted Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.15

Form of Restricted Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain consultants of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.2 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.16

Form of Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.3 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.17

Form of Amendment to Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.4 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.18

Restricted Stock Award, dated July 30, 2012, by and among Blackstone Oil & Gas, LLC, Omega Energy LLC, Lara Energy, Inc., and Craig McKenzie (incorporated by reference to Exhibit 4.5 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.19

Form of Director Restricted Stock Award Agreement, by and between ZaZa Energy Corporation and certain directors of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.6 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.20

Form of Stock Award Agreement, by and between ZaZa Energy Corporation and certain consultants that are former directors of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.7 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.21

Form of Stock Award Agreement, by and between ZaZa Energy Corporation and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.9 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

4.22

Form of Stock Award Agreement, by and between ZaZa Energy Corporation and certain consultants of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.10 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

***5.1	Opinion of Andrews Kurth LLP regarding legality of the securities being registered by ZaZa Energy Corporation.

10.1

Exploration and Development Agreement, Hackberry Creek Project Area, dated March 26, 2010, by and between Hess Corporation and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.15 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.2

Exploration and Development Agreement, Eagle Ford Shale Area, dated April 28, 2010, by and between Hess Corporation and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.14 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

Number	Exhibit Title
10.3

Amendment, dated June 8, 2012, to Exploration and Development Agreement, Eagleford Shale Area dated April 28, 2010, as amended, between ZaZa Energy Corporation and Hess Corporation (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.4

Investment Agreement, dated May 20, 2010, between Toreador Energy France S.C.S. and Hess Oil France S.A.S. (incorporated by reference to Exhibit 10.1 to Toreador Resources Corporation’s Current Report on Form 8-K filed on May 10, 2010).

10.5

Amendment to the Investment Agreement, dated May 18, 2011, between Toreador Energy France S.C.S. and Hess Oil France S.A.S. (incorporated by reference to Exhibit 10.1 to Toreador Resources Corporation’s Current Report on Form 8-K filed on May 23, 2011).

10.6

Letter Agreement, dated August 9, 2011, by and among Todd Alan Brooks, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.7 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.7

Amendment No. 1 to Letter Agreement, dated November 10, 2011, by and among Todd Alan Brooks, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.17 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.8

Letter Agreement, dated August 9, 2011, by and among John E. Hearn, Jr., ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.8 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.9

Amendment No. 1 to Letter Agreement, dated November 10, 2011, by and among John E. Hearn, Jr., ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.18 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.10

Letter Agreement, dated August 9, 2011, by and among Gaston L. Kearby, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.9 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.11

Amendment No. 1 to Letter Agreement, dated November 10, 2011, by and among Gaston L. Kearby, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.19 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.12

Stockholders’ Agreement, dated August 9, 2011, by and among ZaZa Energy Corporation, Blackstone Oil & Gas, LLC, Omega Energy Corp. and Lara Energy, Inc. (incorporated by reference to Exhibit 2.4 to Toreador Resources Corporation’s Current Report on Form 8-K filed August 10, 2011).

10.13

Non-Competition Agreement, dated August 9, 2011, between ZaZa Energy Corporation and Todd Alan Brooks (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.14

Non-Competition Agreement, dated August 9, 2011, between ZaZa Energy Corporation and John E. Hearn, Jr. (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.15

Non-Competition Agreement, dated August 9, 2011, between ZaZa Energy Corporation and Gaston L. Kearby (incorporated by reference to Exhibit 10.4 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.16	Revolving Credit Agreement and Revolving Credit Promissory Note, dated September 23, 2011 by and between Texas Champion Bank and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.16 of

Number	Exhibit Title
ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.17

Amended and Restated Management Agreement, dated November 18, 2011, by and between Sequent Petroleum Management, LLC and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.20 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.18

Form of Indemnity Agreement between ZaZa Energy Corporation and each executive officer and director (incorporated by reference to Exhibit 10.22 of ZaZa Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.19

Form of Subordinated Promissory Note, dated February 21, 2012, issued to Blackstone Oil & Gas, LLC, Omega Energy Corp., Lara Energy, Inc., Todd Alan Brooks, John E. Hearn, Jr., and Gaston L. Kearby (incorporated by reference to Exhibit 4.4 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

10.20

Guaranty Agreement, dated as of February 21, 2012, among ZaZa Holdings Inc., ZaZa Energy, LLC and Toreador Resources Corporation in favor of MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, the other purchasers of the secured notes and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed on February 22, 2012).

10.21

Lock-Up Agreement, dated as of February 21, 2012, by and between the Restricted Stockholders (as defined therein) and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.4 of ZaZa Energy Corporation’s Current Report on Form 8-K filed on February 22, 2012).

10.22

Collateral Agency Agreement, dated as of February 21, 2012, among U.S. Bank National Association, as collateral agent, and MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP and the other purchasers of secured notes (incorporated by reference to Exhibit 10.19 of ZaZa Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.23

Subordination Agreement, dated as of February 21, 2012, by and among Blackstone Oil & Gas, LLC, Omega Energy Corp., Lara Energy, Inc., Todd Alan Brooks, John E. Hearn, Jr., and Gaston L. Kearby, U.S. Bank National Association, as collateral agent, the Purchasers of the Notes and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Current Report on Form 8-K filed on February 22, 2012).

10.24

Amended and Restated Subordination Agreement, dated June 8, 2012, among ZaZa Energy Corporation, the purchasers party to the Securities Purchase Agreement dated February 21, 2012, Todd A. Brooks, John E. Hearn, Jr., Gaston L. Kearby, Omega Energy, LLC, Blackstone Oil & Gas, LLC, and Lara Energy, Inc. (incorporated by reference to Exhibit 10.4 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.25

Security Agreement, dated as of March 22, 2012, by and among ZaZa Energy Corporation, ZaZa Energy, LLC, ZaZa Holdings, Inc., Toreador Resources Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

10.26

Pledge Agreement, dated as of March 22, 2012, by and among ZaZa Energy Corporation, ZaZa Holdings, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

10.27

Participation Agreement, dated March 28, 2012, by and between ZaZa Energy Corporation and Range Texas Production, LLC, a subsidiary of Range Resources Corporation (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

Number	Exhibit Title
10.28

Form of Deed of Trust, dated April 10, 2012, between ZaZa Energy, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.29

Texas Division of Assets Agreement, dated July 25, 2012, among ZaZa Energy Corporation, ZaZa Energy, LLC, and Hess Corporation (incorporated by reference to Exhibit 10.5 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.30

Paris Basin Purchase and Sale Agreement, dated July 25, 2012, among ZaZa Energy France S.A.S. (f/k/a Toreador Energy France S.A.S.) and Hess Oil France S.A.S. (incorporated by reference to Exhibit 10.6 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.31

Separation Agreement and General Release, dated July 30, 2012, between ZaZa Energy Corporation and Craig M. McKenzie (incorporated by reference to Exhibit 10.8 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.32

Form of Reimbursement Agreement, dated September 11, 2012, between ZaZa Energy Corporation and each of Blackstone Oil & Gas, LLC, Omega Energy Corp., and Lara Energy, Inc (incorporated by reference to Exhibit 10.9 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.33

Side Letter dated September 11, 2012 regarding the Subordinated Notes with holders thereof (incorporated by reference to Exhibit 10.10 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.34

Form of Employment Agreement dated September 11, 2012 between ZaZa Energy Corporation and Todd A. Brooks (incorporated by reference to Exhibit 10.12 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.35

Form of Employment Agreement dated September 11, 2012 between ZaZa Energy Corporation and Ian H. Fay (incorporated by reference to Exhibit 10.13 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.36

Form of Employment Agreement dated September 11, 2012 between ZaZa Energy Corporation and John E. Hearn, Jr. (incorporated by reference to Exhibit 10.14 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.37

Form of Employment Agreement dated October 3, 2012 between ZaZa Energy Corporation and S. Scott Gaille (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on October 5, 2012).

10.38

Share Purchase Agreement, dated November 13, 2012, by and between ZaZa France SAS and Vermillion REP SAS (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on November 19, 2012).

10.39

Consulting Agreement between ZaZa Energy Corporation and Adam Kroloff, dated December 7, 2012 (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on December 7, 2012).

10.40

Consulting Agreement between ZaZa Energy Corporation and Bernard de Combret, dated December 7, 2012 (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation Current Report on Form 8-K filed on December 7, 2012).

10.41	ZaZa Energy Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

Number	Exhibit Title
10.42	Amendment No. 5 to Range Agreement, effective as of January 16, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K of ZaZa Energy Corporation (File No. 001-35432) filed on January 22, 2013).

10.43†	Amendment No. 6 to Range Agreement, effective as of March 25, 2013 (incorporated by reference to Exhibit 10.2 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.44	Purchase and Sale Agreement, dated March 22, 2013 (incorporated by reference to Exhibit 10.3 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.45†

Joint Exploration & Development Agreement Walker, Grimes, Madison, Trinity, and Montgomery Counties, Texas effective March 1, 2013 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on June 25, 2013).

10.46

Operating Agreement, effective March 1, 2013, by and between EOG Resources, Inc. and ZaZa Energy LLC (incorporated by reference to Exhibit 10.5 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.47	Amendment No. 5 to Securities Purchase Agreement, dated March 28, 2013 (incorporated by reference to Exhibit 10.6 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.48	Amended Form of Warrant Agreement (incorporated by reference to Exhibit 10.7 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.49	Amended Form of Lockup Agreement (incorporated by reference to Exhibit 10.8 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.50

Employment Agreement, dated as of March 13, 2013, between ZaZa Energy Corporation and Paul F. Jansen (incorporated by reference to Exhibit 10.1 to Form 8-K of ZaZa Energy Corporation (File No. 001-35432) filed on April 8, 2013).

10.51†

Sale and Purchase Agreement, dated June 27, 2013, between ZaZa Energy Corporation and SN Marquis, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K of ZaZa Energy Corporation (File No. 001-35432) filed on July 31, 2013).

16.1

Letter from KPMG LLP, to the Securities and Exchange Commission, dated October 12, 2011 (incorporated by reference to Exhibit 16.1 of ZaZa Energy Corporation’s registration statement on Form S-4 (Registration No. 333-177264) filed October 12, 2011).

***21.1	Subsidiaries of ZaZa Energy Corporation.

**23.1	Consent of Ernst & Young LLP

**23.2	Consent of Ryder Scott.

***23.3	Consent of Andrews Kurth LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).

**23.4	Consent of Rex Morris.

***24.1	Powers of Attorney (included on signature page to the registration statement).

*              If an underwriting agreement is utilized, it will be filed by amendment or as an exhibit to a Current Report on Form 8-K filed at a later date in connection with a specific offering.

**           Filed herewith.

***         Previously filed.

†              Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately will the Securities and Exchange Commission.